FRUCI & ASSOCIATES II
A Professional Limited Liability Company

Consent of Independent Registered Public Accounting Firm

We consent to the inclusion in this Registration Statement on Form S-1 (SEC File Number yet to be assigned) as filed with the SEC of our audit report dated February 21, 2018, with respect to the consolidated balance sheets of Mineral Mountain Mining and Milling Company and Subsidiaries ("the Company") as of September 30, 2017 and September 30, 2016, and the related consolidated statements of operations, stockholders' equity, and cash flows for the two years then ended. Our report dated February 21, 2018, relating to the aforementioned financial statements, includes an emphasis paragraph relating to an uncertainty as to the Company's ability to continue as a going concern.

We also consent to the reference to us under the heading "Experts" in such Registration Statement.

Fruci & Associates II, PLLC
Fruci & Associates II, PLLC
October 12, 2018